Symbol Technologies, Inc. Adopts Stockholder Rights Plan

HOLTSVILLE, NY, August 13, 2001 - Symbol Technologies, Inc. (NYSE: SBL) announced today that its Board of Directors has adopted a stockholder rights plan. The rights plan is intended to improve the ability of the Board to protect the interests of the Company and its stockholders in the event of an unsolicited proposal to acquire a significant interest in the Company. The adoption of the rights plan was not in response to any specific effort to acquire control of the Company, nor is the Board aware of any such effort.

In connection with the adoption of the rights plan, the Board has designated and reserved 500,000 shares of Series A Junior Participating Preferred Stock and has declared a dividend of one preferred stock purchase right for each share of the Company's common stock outstanding on September 14, 2001. The Rights will continue to be represented by, and trade with, the Company's common stock certificates unless the Rights become exercisable. The Rights become exercisable (with certain exceptions) only in the event that any person or group acquires beneficial ownership of, or announces a tender or exchange offer for, 15% or more of the outstanding shares of the Company's common stock.

The Rights will expire on August 13, 2011, unless earlier redeemed or exchanged or terminated in accordance with the rights plan. A summary of the Rights containing further details of the rights plan will be mailed to all Symbol stockholders shortly after October 15, 2001.

About Symbol Technologies, Inc.
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Symbol Technologies, Inc., winner of the National Medal of Technology, is a global leader in mobile data transaction systems, providing innovative customer solutions based on wireless local area networking for data and voice, application-specific mobile computing and bar code data capture. Symbol's wireless information appliances connect the physical world of people on the move, packages, paper and shipping pallets, to information systems and the Internet. Today, some 10 million Symbol bar code scanners, mobile computers and wireless LANs are utilized worldwide in markets ranging from retailing to transportation and distribution logistics, manufacturing, parcel and postal delivery, government, healthcare and education. Symbol's systems and products are used to increase productivity from the factory floor to the retail store, to the enterprise and out to the home. Information about Symbol is available at www.symbol.com. 1.800.722.6234.

For press information:

Symbol Technologies, Inc.
Doug Picker: picker@symbol.com
+1-631-738-4699

For financial information:

Symbol Technologies, Inc.
Ken Jaeggi
+1-631-738-2400 or +1-631-738-4191